SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of July 2007

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1.  Safe Harbour Statement
2.  Annual Information Update
3.  Director/PDMR Shareholding
4.  Block Listing
5.  Transaction in Own Shares
6.  Redemption Notice
7   Transaction in Own Shares
8.  Result of AGM
9.  Directorate Change
10. Transaction in Own Shares
11. Director/PDMR Shareholding
12. Disposal
13. Transaction in Own Shares
14. Directorate Change
15. Transaction in Own Shares
16. Total Voting Rights




Exhibit 1

This document may contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). When used in this document, the words "anticipate", "believe", "estimate", "assume", "could", "should", "expect" and similar expressions, as they relate to Tomkins or its management, are intended to identify such forward-looking statements. Such statements are based on management's good faith assumptions, anticipations, expectations and forecasts concerning Tomkins' future business plans, products, services, financial results, performance and future events and on information relevant to our businesses, industries and operating environments. Such forward-looking statements are subject to certain risks and uncertainties that could cause the actual results, performance or achievements of Tomkins to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such risks and uncertainties, include, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, changes in laws or regulatory developments adverse to us (including environmental-related laws or regulations), difficulties we may face in maintaining necessary licenses or other governmental approvals, changes in the competitive position or introduction of new competitors or new competitive products, reduced demand for our products, loss of key customers or lack of acceptance of new products or services by Tomkins' targeted customers, difficulties in controlling our costs in correlation with the prices charged to our customers, increases in the cost of raw materials, difficulties in obtaining sufficient levels of supplies or equipment in a timely or cost-effective manner, loss of key distributors, product liability claims, inability to preserve proprietary interests in intellectual property, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, difficulties in raising sufficient capital on favourable terms, adverse changes in foreign exchange rates, embargoes, acts of terrorism or war, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. For more discussion of the risks affecting us, please refer to Item 3.D. in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

These forward-looking statements represent our view only as of the date they are made, and we disclaim any obligation to update forward-looking statements contained herein, except as may be otherwise required by law.

Exhibit 2


                          Tomkins plc (the "Company")

          Annual Information Update for the 12 months up to 9 May 2007

This annual information update is filed pursuant to Prospectus Rule 5.2 made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein. The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1.                   Regulatory announcements

The following UK regulatory announcements have been made by the Company via a Regulatory Information Service during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/ under code TOMK and at the Company's website at http://www.tomkins.co.uk/tomk/media/rns/


Date of            Regulatory Headline
Publication
03 May 2007        1st Quarter Results
30 April 2007      Total Voting Rights
23 April 2007      Holding(s) in Company
16 April 2007      Holding(s) in Company
13 April 2007      Holding(s) in Company
03 April 2007      Transaction in Own Shares
30 March 2007      Total Voting Rights
19 March 2007      Holding(s) in Company
19 March 2007      Holding(s) in Company
16 March 2007      Director/PDMR Shareholding
15 March 2007      Transaction in Own Shares
28 February 2007   Total Voting Rights
28 February 2007   Transaction in Own Shares
15 February 2007   Final Results
14 February 2007   Holding(s) in Company
14 February 2007   Directorate Change
13 February 2007   Disposal
31 January 2007    Total Voting Rights
19 January 2007    Total Voting Rights
18 January 2007    Transaction in Own Shares
21 December 2006   Holding(s) in Company
18 December 2006   Total Voting Rights
14 December 2006   Holding(s) in Company
11 December 2006   Holding(s) in Company
07 December 2006   Director/PDMR Shareholding
01 December 2006   Director/PDMR Shareholding
01 December 2006   Transaction in Own Shares
23 November 2006   Holding(s) in Company
14 November 2006   Holding(s) in Company
09 November 2006   Director/PDMR Shareholding
07 November 2006   Director/PDMR Shareholding
31 October 2006    3rd Quarter Results
11 October 2006    Holding(s) in Company
06 October 2006    Transaction in Own Shares
21 September 2006  Holding(s) in Company
20 September 2006  Director/PDMR Shareholding
20 September 2006  Holding(s) in Company
19 September 2006  Holding(s) in Company
19 September 2006  Holding(s) in Company
14 September 2006  Holding(s) in Company
14 September 2006  Director/PDMR Shareholding
14 September 2006  Transaction in Own Shares
07 September 2006  Trading Statement
01 September 2006  Director/PDMR Shareholding
04 August 2006     Director/PDMR Shareholding
03 August 2006     Transaction in Own Shares
02 August 2006     Interim Results
05 July 2006       Transaction in Own Shares
03 July 2006       Director/PDMR Shareholding
29 June 2006       Capital Markets Day
15 June 2006       Director/PDMR Shareholding
13 June 2006       Director/PDMR Shareholding
02 June 2006       Director/PDMR Shareholding
01 June 2006       Transaction in Own Shares
23 May 2006        Result of AGM
12 May 2006        Director/PDMR Shareholding
10 May 2006        Annual Information Update


2. Documents filed with the Registrar of Companies



The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from Companies House:

Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ
email: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at http://www.direct.companieshouse.gov.uk


Date of Filing     Document  Brief Description
                   Type
20 December 2006   288c      Director's Particulars Changed
11 December 2006   363a      Annual Return made up to 1 November
                             2006
29 November 2006   288a      Director Appointed
29 November 2006   288b      Director Resigned
21 November 2006   288b      Director Resigned
21 November 2006   288b      Director Resigned
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
17 October 2006        122   Conversion of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
20 September 2006  88(2)     Allotment of Shares
21 July 2006       Accounts  Group Accounts made up to 31 December
                             2005


3. Documents filed with the Financial Services Authority



The following documents have been filed by the Company with the Financial Services Authority during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of these documents are also available on request from the Company's registered office at East Putney House, 84 Upper Richmond Road, London, SW15 2ST.


Date of Publication           Document
13 April 2007                 Annual report and Summary
                              Annual Report for the year
                              ended 31 December 2005
12 April 2007                 Annual report and Summary
                              Annual Report for the year
                              ended 30 December 2006
23 May 2006                   Result of AGM





4. Documents filed with the U.S. Securities and Exchange Commission


The following documents have been filed by the Company with the U.S. Securities and Exchange Commission during the previous 12 months. These documents can be viewed at the U.S. Securities Exchange Commission's website at http://www.sec.gov/edgar/searchedgar/companysearch.html under ticker symbol TKS.


Date of Filing          Document     Brief Description
                        Type

3 May 2007              6-K          1st Quarter 2007 Results
3 May 2007              6-K          Batched UK Regulatory Announcements
21 February 2007        6-K          Final 2006 Results
7 December 2006         6-K          Director/PDMR Shareholding
4 December 2006         6-K          Director/PDMR Shareholding
13 November 2006        6-K          Director/PDMR Shareholding
14 September 2006       6-K          Director/PDMR Shareholding
23 August 2006          6-K          Interim Results 2006
23 August 2006          6-K          Batched UK Regulatory Announcements
25 May 2006             20-F         Annual Report made up to 31 December 2005


A copy of this annual information update is available on request from the Company's registered office at:

East Putney House
84 Upper Richmond Road
London
SW15 2ST



For further information, please contact Denise Burton, Deputy Company Secretary. Telephone no. +44 (0)20 8871 4544

Exhibit 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1 Report

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


  (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
  (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
  (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
  (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

Tomkins plc

.....................................



2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

.....................................



3. Name of person discharging managerial responsibilities/director

William Michael Jones

.....................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

.....................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - William Michael Jones

.....................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

.....................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William Michael Jones

.....................................



8 State the nature of the transaction

Market sale of shares

..................................



9. Number of shares, debentures or financial instruments relating to shares acquired

Not applicable

.....................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

.....................................



11. Number of shares, debentures or financial instruments relating to shares disposed

100,365

.....................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.01160%

.....................................



13. Price per share or value of transaction

290.6842p

.....................................



14. Date and place of transaction

8 May 2007, London, UK

.....................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

218,263

0.02522%

.....................................



16. Date issuer informed of transaction

9 May 2007

.....................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information

None

.....................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

.....................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

.....................................



Date of notification

9 May 2007

.....................................



END

Exhibit 4

Tomkins plc

Released: 11 May 2007

Block Listing of shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 13,078,765 ordinary shares ("Ordinary Shares") of 5p each in Tomkins plc. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations following conversion of the Company's Convertible Cumulative Preference Shares ("Preference Shares"). Holders of Preference Shares will become entitled to Ordinary Shares following the conversion of their Preference Shares. These Ordinary Shares will rank equally with the existing issued ordinary shares of the Company.


Contact : Norman Porter, Company Secretary
Tel : +44 (0)20 8871 4544

Exhibit 5


17 May 2007

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 16 May 2007 it transferred for nil consideration 5,890 of its own ordinary shares out of its Treasury account to 2 group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the transaction on 17 May 2007.

Following the transfer, the Company holds 2,859,732 shares in Treasury and has 865,510,384 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544


End.

Exhibit 6


Tomkins plc

21 May 2007

Despatch of Redemption Notice to Holders of Outstanding Convertible Cumulative Preference Shares

Tomkins plc (the "Company") announces that it is exercising its right to call for the redemption of all of the issued and outstanding convertible cumulative preference shares ("Perpetual Convertible Shares") with effect from 21 May 2007.

The redemption price for each Perpetual Convertible Share is US$50. In addition, US$0.540767 will be payable in respect of the accrued dividend.

Holders of Perpetual Convertible Shares are entitled to elect instead to convert all (but not some only) of their Perpetual Convertible Shares at the rate of
9.77 Ordinary Shares for each Perpetual Convertible Share converted.



Enquiries to:

Norman Porter / Denise Burton, Tomkins plc
Tel +44 (0) 20 8871 4544
nporter@tomkins.co.uk
dburton@tomkins.co.uk

Exhibit 7

21 May 2007

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 18 May 2007 it transferred for nil consideration 310,061 of its own ordinary shares out of its Treasury account to 93 group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfer on 21 May 2007.

Following the transfer, the Company holds 2,549,671 shares in Treasury and has 877,191,161 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

Exhibit 8

TOMKINS PLC
RESULT OF AGM VOTING - 13 JUNE 2007

All of the Resolutions proposed at the Tomkins Annual General Meeting held on 13 June 2007 were duly approved by shareholders.

A copy of the Resolutions approved at the Annual General Meeting (other than Resolutions concerning ordinary business) has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS



D P Burton
Deputy Company Secretary
13 June 2007

Exhibit 9

14 June 2007

                     APPOINTMENT OF NON-EXECUTIVE DIRECTORS

Tomkins plc ("Tomkins") is pleased to announce the appointment of John McDonough and Iain Napier as non-executive Directors with effect from 14 June 2007.

John McDonough is Chief Executive of Carillion plc and Iain Napier is Chairman of Imperial Tobacco Group PLC and Chairman-elect of McBride plc and a non-executive Director of Collins Stewart plc having previously been Chief Executive of Taylor Woodrow plc.

Tomkins' Chairman David Newlands commented: "I am delighted that John McDonough and Iain Napier have joined the Tomkins Board and look forward to working with them. Each brings with them extensive experience which will assist the Board in their work."


Notes to editors:

1. Following these changes, the Board of Tomkins plc will comprise:
-  David Newlands - non-executive Chairman
-  Jim Nicol - Chief Executive
-  Ken Lever -Finance Director
-  Richard Gillingwater -non-executive Director and Senior Independent Director
-  John McDonough - non-executive Director
-  Iain Napier - non-executive Director
-  David Richardson - non-executive Director and Chairman of the Audit Committee
- Struan Robertson - non-executive Director and Chairman of the Health, Safety and Environment Committee

Enquiries to:

Investors:                                         Media:
Ken Lever/Nina Delangle/Gareth Harries             Rollo Head/ Robin Walker
Tomkins Corporate Communications                   Finsbury
Tel +44 (0) 20 8871 4544                           Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                                   Rollo.Head@finsbury.com

Exhibit 10


19 June 2007

Tomkins plc

Tomkins plc (the "Company") announces that, in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 13 June 2007, it purchased 186,000 of its Ordinary shares of 5 pence each ("shares") on 18 June 2007 at a price of 274.4277 pence per share. The Company was informed of the transaction on 19 June 2007.

The Company intends to hold these shares in Treasury. The Company purchased these shares in order that they can, at the relevant time, be allocated to employees under the Company's annual bonus incentive plan.

Following the purchase of these shares, the Company holds 2,735,671 of its shares in Treasury and has 877,400,439 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544


END

Exhibit 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

(1 Report)



This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


  (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
  (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
  (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
  (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1.        Name of the issuer

Tomkins plc

.....................................



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii)

.....................................



3. Name of person discharging managerial responsibilities/director

John McDonough

.....................................



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Not applicable

.....................................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Beneficial Interest - John McDonough

.....................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 5 pence each

.....................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

John McDonough

.....................................



8 State the nature of the transaction

Purchase of ordinary shares to comply with the shareholding requirement under
Article 89 of the Company's Articles of Association.

..................................



9. Number of shares, debentures or financial instruments relating to shares acquired

5,000

.....................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00057%

.....................................



11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

.....................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

.....................................



13. Price per share or value of transaction

264.50p

.....................................



14. Date and place of transaction

19 June 2007, London, UK

.....................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,000

0.00057%

.....................................



16. Date issuer informed of transaction

19 June 2007

.....................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



.....................................



18. Period during which or date on which it can be exercised



.....................................



19. Total amount paid (if any) for grant of the option



.....................................



20. Description of shares or debentures involved (class and number)



.....................................



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



.....................................



22. Total number of shares or debentures over which options held following notification



.....................................



23. Any additional information

None

.....................................



24. Name of contact and telephone number for queries

Norman Porter (Company Secretary) +44 (0)20 8871 4544

.....................................



Name and signature of duly authorised officer of issuer responsible for making notification

Norman Porter (Company Secretary)

.....................................



Date of notification

20 June 2007

.....................................




END

Exhibit 12

2 July 2007

                      Tomkins sells Trico Wipers business

Tomkins plc, the global engineering and machinery group, today announces that it has sold its Trico Wipers ("Trico") business to affiliates of Kohlberg & Company L.L.C.

Headquartered in Rochester Hills, Michigan, Trico manufactures integrated wiper systems for the automotive original equipment market and automotive aftermarket. In 2006, Trico comprised gross assets of GBP94.5 million, generated annual sales of GBP187.5 million and made a loss before tax of GBP6.7 million.

Sale proceeds are around GBP55 million comprising cash consideration of around GBP47 million with the balance in the form of a loan note. The proceeds will be used by Tomkins for investment in corporate activities.

James Nicol, Chief Executive Officer of Tomkins, commented:

"I am pleased with the deal we have reached for the disposal of Trico to Kohlberg & Company, which is in line with our strategy to dispose of certain non-core businesses as indicated at the Preliminary results announcement. This will further reduce the Group's exposure to lower margin automotive original equipment business and is an important step forward in focusing the Group on those businesses that can create long-term economic value to shareholders. We continue to progress the disposal of the other identified non-core businesses."

Tomkins is a world class global engineering and machinery group with market and technical leadership across two business groups: Industrial & Automotive and Building Products.

Kohlberg & Company, L.L.C. is a leading U.S. private equity firm which acquires middle market companies.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form on the New York Stock Exchange under the symbol TKS.


Enquiries:

Tomkins plc
Ken Lever/ Nina Delangle/ Gareth Harries
Tel +44(0) 20 8871 4544
ir@tomkins.co.uk

Finsbury PR Advisors
Rollo Head/ Robin Walker/ Clare Strange
Tel + 44 (0)20 7251 3801
rollo.head@finsbury.com

Exhibit 13

3 July 2007

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 2 July 2007 it transferred for nil consideration 209,284 of its own ordinary shares out of its Treasury account to 85 group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfer on 3 July 2007.

Following the transfer, the Company holds 2,524,342 shares in Treasury and has 877,611,768 shares in issue (excluding Treasury shares).


N C Porter
Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544


End.

Exhibit 14

6 July 2007

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Tomkins plc ("Tomkins") is pleased to announce the appointment of Leo Quinn as a non-executive Director with effect from 6 July 2007.

Leo Quinn is Chief Executive of De La Rue plc.

Tomkins' Chairman David Newlands commented: "I am delighted that Leo Quinn has joined the Tomkins Board and look forward to working with him. His extensive experience will assist the Board in their work. This now completes the reconstitution of the Tomkins Board."


Notes to editors:

Following these changes, the Board of Tomkins plc will comprise:

- David Newlands - non-executive Chairman
- Jim Nicol - Chief Executive
- Ken Lever -Finance Director
- Richard Gillingwater -non-executive Director and Senior Independent Director
- John McDonough - non-executive Director
- Iain Napier - non-executive Director
- Leo Quinn - non-executive Director
- David Richardson - non-executive Director
- Struan Robertson - non-executive Director

The membership of Board Committees will be as follows:

Audit Committee

David Richardson (Chairman)
Richard Gillingwater
John McDonough
Leo Quinn

Remuneration Committee

Iain Napier (Chairman)
Richard Gillingwater
David Newlands
Leo Quinn

Nomination Committee (made up of all non-executive Directors)

David Newlands (Chairman)
Richard Gillingwater
Iain Napier
John McDonough
Leo Quinn
David Richardson
Struan Robertson

Health, Safety and Environment Committee

Struan Robertson (Chairman)
John McDonough
Jim Nicol


Enquiries to:

Investors:                                     Media:
Ken Lever/Nina Delangle/Gareth Harries         Rollo Head/ Robin Walker
Tomkins Corporate Communications               Finsbury
Tel +44 (0) 20 8871 4544                       Tel +44 (0) 20 7251 3801
ir@tomkins.co.uk                               Rollo.Head@finsbury.com

Exhibit 15

31 July 2007

Tomkins plc

Transfer of shares held in Treasury

Tomkins plc (the "Company") announces that on 23 July 2007 it transferred for nil consideration 55,786 of its own ordinary shares out of its Treasury account to 69 group employees to satisfy share entitlements under the Company's annual bonus incentive plan. The Company was informed of the registration of the transfer on 31 July 2007.

Following the transfer, the Company holds 2,468,556 shares in Treasury and has 881,637,564 shares in issue (excluding Treasury shares).


Denise Burton
Deputy Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544

Exhibit 16


31 July 2007

Tomkins plc - Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Tomkins plc (the "Company") notifies the market of the following:

Tomkins plc's capital consists of 884,106,120 Ordinary shares with voting rights. The Company holds 2,468,556 Ordinary shares in Treasury.

Therefore, the total number of voting rights in Tomkins plc is 881,637,564.

The above figure (881,637,564) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tomkins plc under the FSA's Disclosure and Transparency Rules.

Denise Burton
Deputy Company Secretary
Tomkins plc
Tel. +44 (0)20 8871 4544


END

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  14 August 2007

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary